Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
August 25, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Liz Packebusch and Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation

Re:	RXO, LLC
Amendment No. 2 to Draft Registration Statement on Form 10-12B
Submitted August 3, 2022
CIK No. 0001929561
Dear Ms. Packebusch and Mr. Levenberg,
On behalf of RXO, LLC, a Delaware limited liability company (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted to the Securities and Exchange Commission (the “Commission”) on June 1, 2022.
Amendment No. 3 reflects the responses of the Company to comments received in a letter from the staff of the Commission (the “Staff”), dated August 12, 2022 (the “Comment Letter”), to the Company related to the submission of the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, the Staff’s numbered comments are set forth below as presented in the Comment Letter followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 3.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
August 25, 2022

The Company respectfully submits the following as its responses to the Staff:
Amendment No. 2 to Draft Registration Statement on Form 10
Combined Summary Financial Results for the Twelve Months Ended December 31, 2021 and 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76
1.In response to comment three you revised to disclose that of the $1.3 billion year-over-year increase in revenue, 63% was driven by volume increases and changes in mix and 37% was driven by pricing increases. Please discuss and analyze changes in revenue due to volume and changes in revenue due to mix.
In response to the Staff’s comment, the Company has revised the disclosure on pages 76-79 of Amendment No. 3.

2.You stated in your response to comment six that as macroeconomic conditions continue to recover from the disruptions of the pandemic, you expect that revenue impacts, both positive and negative, will normalize and all operating segments will benefit more equally from shared secular tailwinds in freight transportation. As a result, you expect revenue growth rates for your operating segments to converge in future periods. Please describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on pages 76-77 of Amendment No. 3.

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Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Securities and Exchange Commission
Division of Corporation Finance
August 25, 2022

If you have any questions regarding Amendment No. 3 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3124 or David E. Sobel at (212) 373-3226.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Ravi Tulsyan, Chief Financial Officer
Chris Brown, Chief Accounting Officer
XPO Logistics, Inc.

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP